EXHIBIT 99.1

Leonardo Dias
Associate Director of                                 [Amazonia Celular Logo]
Investor Relations
Ldias@telepart.com.br
Phone: (55 61) 429-5673




TELE NORTE CELULAR PARTICIPACOES S.A.
ANNOUNCES CHANGE IN SENIOR MANAGEMENT


Brasilia, August 11, 2004 - Tele Norte Celular Participacoes S.A. (BOVESPA:
TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding company of Amazonia Celular S.A., the provider of cellular telecommunications services in the States of Amapa, Amazonas, Maranhao, Para and Roraima in Brazil, today announced that Mr. Joao Cox has decided to leave his position at Tele Norte Celular Participacoes S.A., Telemig Celular Participacoes S.A. and their respective subsidiaries.

Mr. Joao Cox has held the position of CEO of both Amazonia Celular S.A. and Telemig Celular S.A. since August 2002, and has held the position of CFO and Head of Investor Relations of Tele Norte Celular Participacoes S.A. and Telemig Celular Participacoes since April 1999.

As stated by Mr. Cox: "When I started working for Tele Norte Celular, its subsidiary, Amazonia Celular, was a company with approximately 250 thousand clients and with an annual EBITDA of R$ 89 million. I am proud to see that today it serves more than one million clients and generates an annual EBITDA of nearly R$ 150 million. As I leave, I am confident to have achieved the intended goals. Many challenges were tackled and overcome in the course of the last five years. From those I'd like to highlight the refinancing of the Company, achieved thorough a well succeed debt issuance in the international capital markets in the beginning of this year. I am pleased to have contributed to the relevant improvement in the operating and financial results of Amazonia Celular."

According to Mr. Arthur Carvalho, Chairman of the Board of Tele Norte Celular Participacoes, "the tenure of Mr. Cox, marked by competence and commitment, was key in the formation and maintenance of a highly qualified team that will continue to work in accordance to our established principles".

In the interim, Mr. Andre Almeida, the current Superintendent of Amazonia Celular S.A., will take over the CEO duties in Amazonia Celular S.A., and Mr. Antonio dos Santos, the current CEO of Tele Norte Celular Participacoes S.A., will also serve as CFO and Head of Investor Relations in Tele Norte Celular Participacoes S.A.

With the support of the controlling group, management reaffirms its commitment to maintain a sound and experienced team of managers for the Companies and is certain that the replacement of Mr. Cox will be in furtherance of the current policy of growth with quality, generating value to the shareholders.



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